UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of September 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Veolia Transport wins contract to manage

future regional express system in Bremen, Germany

Paris, September 2, 2008. From December 2010, NordWestBahn (NWB), a German subsidiary of Veolia Transport, is to manage the whole of the planned regional express system (S-Bahn) that will link the states of Bremen and Lower Saxony in Germany. This will be the first time that the operation of a fully electrified German S-Bahn has been awarded in its entirety to a private operator following a call for tenders.

The contract covers the operation of four rail lines totaling 270 kilometers. They will serve a population of 660,000 and will have an annual business volume of 4.7 million train kilometers. The contract will generate cumulative revenue of approximately €500 million over the 11-year period.

The regional commission for transportation in Lower Saxony confirmed the award of the contract to NWB following the withdrawal of Deutsche Bahn’s (DB) appeal against the conditions of the call for tenders.

Veolia Transport was selected out of the bidders because of the quality of its offer. New vehicles will be brought into service; they will be modern and air conditioned to improve passenger comfort. A new scheduling system based on regular times will simplify use of the network and transfers. Particular attention will be paid to accessibility for disabled people, with low floors, areas for wheelchairs, suitable toilets in each vehicle, etc. NWB was also selected thanks to its ambitious commitments to quality of service and to safety. Surveillance staff will be on hand in all railcars from 9 p.m. and security cameras will be installed.

Veolia Transport has been operating in Germany since 1997 and continues to affirm its position as that country’s leading private operator in passenger rail transportation. For Cyrille du Peloux, Chief Executive Officer of Veolia Transport, “with the award of the Niers-Rhein-Emscher regional contract, as well as that for part of the Leipzig regional rail system and now the Bremen S-Bahn, 2008 marks a new stage in our expansion in rail in Germany. This expertise will be of great strategic importance once the European market for passenger rail transportation is deregulated in 2010.”

Veolia Environnement's transport division operates in 30 countries and employs 81,532 people. Veolia Transport posted revenue of €5.6 billion in 2007. Veolia Transport operates 38,076 road and rail vehicles and carries more than 2,5 billion passengers per year. Veolia Transport contributes to remedy the shortage of urban space and avoids 3.6 million metric tons of greenhouse gas emissions (equivalent CO2) per year. www.veolia-transport.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 319,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €32,6 billion in 2007. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 2, 2008

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary